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robert.zecher@shearman.com                                                      November 29, 2011
(212) 848-4763

Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

First Eagle High Yield Fund (the “Fund”)
File Nos. 333-177595 and 811-7762

Dear Mr. Howell:

This letter responds to your supplemental comment received November 28, 2011 regarding the registration statement on Form N-14 of the Fund filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2011 (the “Registration Statement”).  Responses to your original comments on the Registration Statement were filed with the Commission as correspondence on November 28, 2011, together with a pre-effective amendment to the Registration Statement.  Below, we describe the changes the Fund will make to the Registration Statement in response to the Staff’s supplemental comment.  The Fund respectfully requests that the effectiveness of the Registration Statement be accelerated to November 29, 2011, or as soon as practicable thereafter.

Capitalized terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.	Questions and Answers – Pages Q/A- 3 and Q/A- 4

1.	COMMENT - You commented that the Fund should disclose what actions will be taken if shareholders fail to approve the Reorganization and the Interim Agreement.

RESPONSE:  The Fund will revise the answer to the question “What will happen if shareholders of the Old Mutual High Yield Fund do not approve the Reorganization or the Interim Agreement?” on Page Q/A 3 to read as follows:

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Bo Howell	November 29, 2011

“If the shareholders of the Old Mutual High Yield Fund do not approve the Reorganization and the Interim Agreement, the Old Mutual Fund Board will consider other possible courses of action for the Fund.”

The First Eagle Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the First Eagle Funds acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4763.

Very truly yours,

/s/ Robert A. Zecher